1933 Act File No.: 333-[ ]
1940 Act File No.: 811-23503

Securities and Exchange Commission

Washington, D.C. 20549

Form S-6

for Registration under the Securities Act of 1933

of Securities of Unit Investment
Trusts Registered on Form N-8B-2

A.	Exact name of trust: m+ funds Trust

B.	Name of depositor: iCapital Markets LLC

C.	Complete address of depositor’s principal executive offices:

iCapital Markets LLC

60 East 42nd Street, 26th Floor

New York, New York 10165

D.	Name and complete address of agent for service:

With a copy to:

Stephen Clancy Alaia Capital, LLC 60 East 42nd St. 27th Floor New York, NY 10165	Anna T. Pinedo Bradley Berman Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(1)

☐	on (date) pursuant to paragraph (a)(1) of rule 485.

If appropriate, check the following box:

☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E.	Title of securities being registered: Units of undivided beneficial interest in the trust

F.	Approximate date of proposed public offering:

☐	Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. No one may sell units of the trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated January 10, 2023
Subject to Completion

m+ Buffer 20 Fund

m+ funds Trust, Series 1-38

(A unit investment trust that is a series of m+ funds Trust)

m+ funds Trust (the “trust”) is a unit investment trust that is a Delaware statutory trust organized in series. iCapital Markets LLC serves as the sponsor of the trust and each trust series.

The attached final prospectus for the prior series of the trust is hereby used as the preliminary prospectus for the above-referenced series. The narrative information and structure of the attached final prospectus will be substantially similar to that of the final prospectus for this series. The Reference Asset for Series 1-38 is the Invesco iShares® Russell 2000 ETF. Please see “Description of the iShares® Russell 2000 ETF” for additional information regarding the Reference Asset. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

The registration statement relating to the units of this series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Incorporated herein by reference is the final prospectus for the m+ Buffer 20 Fund, m+ funds Trust, Series 1-36 (Registration No 333-275157) as filed on January 3, 2024, which shall be used as the preliminary prospectus for this series.

Description of the iShares® Russell 2000 ETF

The iShares® Russell 200 ETF (the “IWM”) is an investment portfolio maintained and managed by iShares Trust and advised by BFA. The shares of the IWM are listed and trade on the NYSE Arca under the ticker symbol “IWM.” iShares Trust is a registered investment company that consists of numerous separate investment portfolios, including the IWM.

Information provided to or filed with the SEC by iShares Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC’s website at http://www.sec.gov.

Investment Objective and Strategy

The IWM seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the small capitalization sector of the U.S. equity market as measured by the Russell 2000® Index (the “RTY”). The RTY is a subset of the Russell 3000® Index representing approximately 7% of the total market capitalization of that index, as of the most recent reconsitution. It includes approximately 2,000 of the smallest securities based on a combination of their market cap and current index membership. The returns of the IWM may be affected by certain management fees and other expenses, which are detailed in its prospectus. The returns of the IWM may be affected by certain management fees and other expenses, which are detailed in its prospectus.

Investment Strategy — Representative Sampling

The IWM pursues a “representative sampling” strategy in attempting to track the performance of the RTY, meaning the IWM invests in a representative sample of securities that collectively has an investment profile similar to the RTY. Securities selected are expected to have aggregate investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the RTY. The IWM generally invests at least 80% of its assets in the component securities of the RTY and in investments that have economic characteristics that are substantially identical to the component securities of the RTY (i.e., depositary receipts representing securities of the RTY). The IWM may invest the remainder of its assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds advised by BFA or its affiliates, as well as in securities not included in the RTY, but which BFA believes will help the IWM track the RTY.

Correlation

The RTY is a theoretical financial calculation, while the IWM is an actual investment portfolio. While the IWM seeks to track the performance of the RTY (i.e., achieve a high degree of correlation with the RTY), the IWM’s return may not match the return of the RTY due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.

Description of the Russell 2000® Index

The RTY is an index calculated, published, and disseminated by FTSE Russell, and measures the composite price performance of stocks of 2,000 companies determined by FTSE Russell to be part of the U.S. equity market. All 2,000 stocks are traded on a major U.S. exchange, and form a part of the Russell 3000® Index representing approximately 7% of the total market capitalization of that index, as of the most recent reconstitution. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization.

The RTY consists of the smallest 2,000 companies, by market capitalization, included in the Russell 3000® Index. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market. The inception date of the RTY is January 1, 1984. Members of the RTY are determined each year during annual reconstitution and enhanced quarterly with the addition of initial public offerings (IPOs). The RTY is a subset of the Russell U.S. indices.

Defining Eligible Securities

All companies that are determined to be part of the U.S. equity market under FTSE Russell’s country-assignment methodology are included in the Russell U.S. indices. If a company is incorporated in, has a stated headquarters location in, and also trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), the company is assigned to the equity market of its country of incorporation. If any of the three do not match, FTSE Russell then defines three Home Country Indicators (“HCI”): country of incorporation, country of headquarters, and country of the most liquid exchange as defined by two-year average daily dollar trading volume from all exchanges within a country. Using the HCIs, FTSE Russell cross-compares the primary location of the company’s assets with the three HCIs. If the primary location of the company’s assets matches any of the HCIs, then the company is assigned to its primary asset location. If there is insufficient information to determine the country in which the company’s assets are primarily located, FTSE Russell will use the primary location of the company’s revenues for the same cross-comparison and will assign the company to the appropriate country in a similar fashion. FTSE Russell uses an average of two years of assets or revenue data for analysis to reduce potential turnover. If conclusive country details cannot be derived from assets or revenue, FTSE Russell assigns the company to the country where its headquarters are located unless the country is a Benefit Driven Incorporation (“BDI”) country; in which case, the company will be assigned to the country of its most liquid stock exchange. Russell lists the following countries as BDIs: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Saint Eustatius, Saint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned. If a company is designated as a Chinese “N Share,” it will not be considered for inclusion within the Russell U.S. indices. An “N Share” is a company is incorporated outside of mainland China that trades on the New York Stock Exchange, the Nasdaq exchange or the NYSE American. An N Share will have its headquarters or establishment in mainland China, with a majority of its revenues or assets derived from the People’s Republic of China.

All securities eligible for inclusion in Russell U.S. indices must trade on an eligible U.S. exchange. The eligible U.S. exchanges are: CBOE, NYSE, NYSE American, NASDAQ and ARCA. Bulletin board, pink-sheets, and OTC-traded securities are not eligible for inclusion, including securities for which prices are displayed on the FINRA ADF.

Preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, installment receipts and trust receipts are not eligible for inclusion in the Russell U.S. indices. Royalty trusts, U.S. limited liability companies, closed-end investment companies, blank check companies, special-purpose acquisition companies, and limited partnerships are also not eligible for inclusion in the Russell U.S. indices. Business development companies, exchange traded funds and mutual funds are also excluded.

If an eligible company trades multiple share classes, FTSE Russell will review each share class independently for U.S. index inclusion. Stocks must trade at or above $1.00 (on its primary exchange) on the rank day in May of each year to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing index member’s closing price is less than $1.00 on the rank day in May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the 30 days prior to the rank date is equal to or greater than $1.00. If an existing index member does not trade on the rank day in May, it must price at $1.00 or above on another eligible U.S. exchange to remain eligible. An initial public offering added during the quarterly IPO process is considered a new index addition and therefore must have a closing price on its primary exchange at or above $1.00 on the last day of the IPO eligibility period in order to qualify for index inclusion. Companies with a total market capitalization of less than $30 million are not eligible for inclusion in the Russell U.S. indices. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the Russell U.S. indices.

Annual Reconstitution

Annual reconstitution is the process by which all Russell indices are completely rebuilt. Reconstitution is a vital part of the creation of a benchmark which accurately represents a particular market segment. Companies may get bigger or smaller over time, or periodically undergo changes in their style characteristics. Reconstitution ensures that the companies continue to be correctly represented in the appropriate Russell indices.

On the rank day in May each year, all eligible securities are ranked by their total market capitalization. Total market capitalization is determined by multiplying total outstanding shares by the last price traded on the primary exchange on the rank day in May. All share classes for a company, including unlisted shares, are aggregated and considered total shares outstanding.

Reconstitution occurs on the fourth Friday in June. A full calendar for reconstitution is published each spring.

Eligible IPOs are added to the Russell U.S. indices quarterly to ensure that new additions to the institutional investing opportunity set are reflected in the representative indices. FTSE Russell focuses on IPOs each quarter because it is important to reflect market additions between reconstitution periods. Companies filing an initial public offering registration statement (or the local equivalent when outside the United States) and listing with the same quarter on an eligible U.S. exchange are reviewed for eligibility regardless of previous trading activity (exceptional or unique events may induce extraordinary treatment which will be communicated appropriately); a one month window is used to ensure that companies submitting the requisite filings just outside of the quarter are not excluded from eligibility. Companies currently trading on foreign exchanges or OTC markets will be reviewed for eligibility if: (1) the company files an initial public offering statement for an eligible U.S. exchange; (2) the offering is announced to the market and confirmed by FTSE Russell’s vendors as an IPO; and (3) the security is not currently a member of the Russell Global Index (eligibility and country assignment are reviewed at reconstitution).

Capitalization Adjustments

After membership is determined, a security’s shares are adjusted to include only those shares available to the public, which is often referred to as “free float.” The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in the Russell U.S. indices by their available (also called “float-adjusted”) market capitalization, which is calculated by multiplying the primary closing price by the available shares. Adjustments to shares are reviewed at reconstitution, during quarterly update cycles and for corporate actions such as mergers.

Certain types of shares are considered restricted and removed from total market capitalization to arrive at free float or available market capitalization, such as shares directly owned by State, Regional, Municipal and Local governments (excluding shares held by independently managed pension schemes for governments), shares held by directors, senior executives and managers of the company, and by their family and direct relations, and by companies with which they are affiliated, and shares with high shareholding concentration, etc.

Corporate Action-Driven Changes

FTSE Russell adjusts the RTY on a daily basis in response to certain corporate actions and events, both to reflect the evolution of securities and to ensure that the indexes remain highly representative of the U.S. equity market. A company’s membership and its weight in the RTY can be impacted by these corporate actions. FTSE Russell uses a variety of reliable public sources to determine when an action is final, including a company’s press releases and regulatory filings; local exchange notifications; and official updates from other data providers FTSE Russell deems trustworthy. Prior to the completion of a corporate action or event, FTSE Russell estimates the effective date. FTSE Russell will then adjust the anticipated effective date based on public information until the date is considered final.

Depending upon the time an action is determined to be final, FTSE Russell either (1) applies the action before the open on the ex-date or (2) applies the action providing appropriate notice, referred to as a “delayed action.” If FTSE Russell has confirmed the completion of a corporate action, scheduled to become effective subsequent to a rebalance, the event may be implemented in conjunction with the rebalance to limit turnover, provided appropriate notice can be given.

For merger and spin-off transactions that are effective between rank day in May and the business day immediately before the index lock down takes effect prior to annual reconstitution in June, the market capitalizations of the impacted securities are recalculated and membership is reevaluated as of the effective date of the corporate action. For corporate events that occur during the reconstitution lock down period (which take effect from the open on the first day of the lock down period onwards), market capitalizations and memberships will not be reevaluated. Non index members that have been considered ineligible as of rank day will not be reevaluated in the event of a subsequent corporate action that occurs between rank day and the reconstitution effective date.

If a company distributes shares of an additional share class to its existing shareholders through a mandatory corporate action, FTSE Russell evaluates the additional share class for separate index membership. The new share class will be deemed eligible if the market capitalization of the distributed shares meets minimum size requirement (above the minimum market capitalization breakpoint defined as the smallest member of the Russell 3000E Index from previous rebalance, adjusted for performance to date) Index membership of additional share classes that are added due to corporate actions will mirror that of the pricing vehicle, as will style and stability probabilities. If the distributed shares of an additional share class do not meet eligibility requirements, they will not be added to the index (the distributed shares may be added to the index temporarily until they are settled and listed to enable index replication).

“No Replacement” Rule: Securities that leave a Russell U.S. index for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in a Russell U.S. index over the year will fluctuate according to corporate activity.

To maintain representativeness and maximize the available investment opportunity for index managers, the Russell U.S. indices are reviewed quarterly for updates to shares outstanding and to free floats used within the index calculation. The changes are implemented quarterly, on the third Friday of the month (after the close) in March, September, and December. The June reconstitution will continue to be implemented on the last Friday of June (unless the last Friday occurs on the 29th or 30th, when reconstitution will occur on the Friday prior).

Small-capitalization companies risk.

The IWM may invest in companies that may be considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the IWM’s share price may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the IWM to buy and sell them. In addition, small-capitalization are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15 (d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

This Registration Statement comprises the following papers and documents:
The facing sheet
The prospectus
The signatures
The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1	Master Trust Agreement by and among Axio Financial LLC, as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(a) to the registration statement on Form N-8B-2 of m+ funds Trust (File No. 811-23503) as filed on December 26, 2019)

1.1.1	Amendment No. 1 dated September 24, 2021 to the Master Trust Agreement, by and among Cowen and Company, LLC (as successor in interest to Cowen Prime Services, LLC), as the original depositor, Axio Financial LLC, as the successor depositor, Alaia Capital, LLC, as the portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(a)(i) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

1.1.2	Amendment No. 2 dated September 8, 2022 to the Master Trust Agreement, by and among Axio Financial LLC, as depositor and evaluator, Alaia Capital, LLC, as portfolio consultant and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 1.1.2 to the registration statement on Form S-6 of m+ funds Trust (File No. 333- 267616), as filed on September 26, 2022)

1.1.3	Form of Standard Terms and Conditions of Trust for m+ funds Trust among Axio Financial LLC, as depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor (incorporated by reference to Exhibit A(1)(c) to the registration statement on Form N-8B-2 of m+ funds Trust (File No. 811-23503) as filed on December 26, 2019)

1.1.4	Form of Series Trust Agreement by and among Axio Financial LLC, as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(b) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

1.2	Certificate of Formation of Axio Financial LLC (incorporated by reference to Exhibit A(6)(a) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

1.2.1	Certificate of Merger of iCapital Securities, LLC with and into Axio Financial LLC, dated November 30, 2023 (incorporated by reference to Exhibit 1.2.1 of the registration statement on Form S-6/A of m+ Funds Trust (File No. 333-275169) as filed on January 3, 2024)

1.3

Amended and Restated Limited Liability Company Agreement of Axio Financial LLC (incorporated by reference to Exhibit A(6)(b) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

1.3.1

Second Amended and Restated Limited Liability Company Agreement of iCapital Markets LLC (f/k/a Axio Financial LLC), dated as of November 30, 2023 (incorporated by reference to Exhibit 1.3.1 of the registration statement on Form S-6/A of m+ Funds Trust (File No. 333-275169) as filed on January 3, 2024)

2.2	Form of Code of Ethics of Axio Financial LLC (incorporated by reference to Exhibit A(11) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

3.1	Opinion of counsel as to legality of securities being registered (to be filed by amendment)

4.1	Consent of depositor as evaluator (to be filed by amendment)

4.2	Consent of independent auditors (to be filed by amendment)

99.1	Power of Attorney (included on signature page)

99.2	Appointment of Axio Financial LLC, as successor depositor (incorporated by reference to Exhibit 99.2 to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

99.3	Resignation of Alaia Capital, LLC, as evaluator for m+ funds Trust, dated September 8, 2022 (incorporated by reference to Exhibit 99.3 to the registration statement on Form S-6 of m+ funds Trust (File No. 333- 267616), as filed on September 26, 2022)

99.4	Appointment of Axio Financial LLC, as evaluator for m+ funds Trust, dated September 8, 2022 (incorporated by reference to Exhibit 99.4 to the registration statement on Form S-6 of m+ funds Trust (File No. 333- 267616), as filed on September 26, 2022)

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, m+ funds Trust, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 10th day of January, 2024.

m+ funds Trust

iCapital Markets LLC

By:	/s/ Jason Broder
Name: Jason Broder
Title: Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, the Sponsor, iCapital Markets LLC, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 10th day of January, 2024.

iCapital Markets LLC

By:	/s/ Jason Broder
Name: Jason Broder
Title: Principal Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each of Messrs. Broder and Scholnick, whose signatures appear below, constitutes and appoints Nicholas Parcharidis (so long as such individual is an authorized signatory of iCapital Markets LLC ), his true and lawful attorney-in-fact and agent, with full and several power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 10th day of January, 2024.

Title	Signature

Principal Executive Officer	/s/ Jason Broder
Name: Jason Broder

Principal Financial Officer	/s/ Brett Scholnick
Name: Brett Scholnick

Principal Accounting Officer	/s/ Brett Scholnick
Name: Brett Scholnick